================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM 11-K

(Mark One)

[x]      Annual Report pursuant to Section 15(d) of the Securities Exchange of
         1934


                   For the fiscal year ended December 31, 2003


                                       OR


[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]


                 For the transition period from ______ to_______


                         Commission File Number 1-11416


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  Consumer Portfolio Services, Inc. 401(k) Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        Consumer Portfolio Services, Inc.
                            16355 Laguna Canyon Road
                                Irvine, CA 92618

================================================================================

                              REQUIRED INFORMATION


I.       Financial Statements.

         Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with the report of independent registered public accounting firm thereon, are filed herewith.


II.      Exhibits:

         A Consent of Independent Registered Public Accounting Firm is filed herewith as Exhibit 23.1.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                         Consumer Portfolio Services, Inc. 401(k)Plan

Date:  June 28, 2004     By: /s/ DORIS F. WARREN
                         Doris F. Warren
                         Member, Administrative Committee

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN



             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE




                                                                            PAGE

Report of Independent Registered Public Accounting Firm                      1

Statements of Net Assets Available for Benefits -
     December 31, 2003 and 2002                                              2

Statements of Changes in Net Assets Available for Benefits -
     Years ended December 31, 2003 and 2002                                  3

Notes to Financial Statements                                                4

SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) -
     December 31, 2003                                                      10



All schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

              REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Administrator
Consumer Portfolio Services, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Consumer Portfolio Services, Inc. 401(k) Plan (the Plan) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, schedule H, line 4i - schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                              /s/ KPMG LLP
June 28, 2004

                     CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                    Statements of Net Assets Available for Benefits
                              December 31, 2003 and 2002

                                                            2003             2002
                                                        ------------     ------------
Investments, at fair value:
     Money market fund                                  $        --           32,681
     Guaranteed interest account                          1,517,379          344,753
     Mutual funds                                         4,961,240        1,903,487
     Prudential Financial, Inc. common stock                     --           14,473
     Consumer Portfolio Services, Inc. common stock       1,337,314          804,440
     Participant loans                                      261,039          171,337
                                                        ------------     ------------
                 Total investments                        8,076,972        3,271,171
Receivables:
     Employee contributions                                  16,391           18,893

Payables:
     Excess contributions refundable                         (3,672)              --
                                                        ------------     ------------
                 Net assets available for benefits      $ 8,089,691        3,290,064
                                                        ============     ============

See accompanying notes to financial statements.

                                           2

                          CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                    Statements of Changes in Net Assets Available for Benefits
                              Years ended December 31, 2003 and 2002
                                                                        2003             2002
                                                                    ------------     ------------
Additions (reduction) to net assets attributed to:
     Interest                                                       $    11,634           26,670
     Dividends                                                            3,249           28,202
     Net appreciation (depreciation) in fair value of investments     1,933,486         (234,628)
                                                                    ------------     ------------
                                                                      1,948,369         (179,756)
     Investment expenses                                                (57,378)          (6,790)
                                                                    ------------     ------------
                                                                      1,890,991         (186,546)
     Contributions:
        Employees                                                       803,110          711,577
        Employer                                                        297,665               --
        Employees' individual rollover                                   19,821           10,252
     Transferred in from a merged Plan (Note 1)                       3,293,882               --
                                                                    ------------     ------------
                 Total additions                                      6,305,469          535,283

Deductions from net assets attributed to:
     Benefits paid to participants                                    1,505,842          460,406
                                                                    ------------     ------------
                 Net increase                                         4,799,627           74,877
Net assets available for benefits:
     Beginning of year                                                3,290,064        3,215,187
                                                                    ------------     ------------
     End of year                                                    $ 8,089,691      $ 3,290,064
                                                                    ============     ============

See accompanying notes to financial statements.

                                                3

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002

(1)      DESCRIPTION OF THE PLAN

         The following description of the Consumer Portfolio Services, Inc. (the Plan Sponsor or CPS) 401(k) Plan (The Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         (a)      GENERAL

                  The Plan was established as a profit sharing plan with a cash or deferred arrangement on January 1, 1994. The Plan was restated as of January 1, 1996 to permit investment in the Plan Sponsor's common stock without regard to Section 407(a) of ERISA. Effective January 1, 2003, the Plan Sponsor adopted the Mass Mutual Life Insurance Company Flexinvest(R) Prototype Non-Standardized 401(k) Profit Sharing Plan.

                  The Plan is a defined contribution plan which provides retirement benefits for eligible employees of the Plan Sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         (b)      ADMINISTRATION OF THE PLAN

                  The Plan is administered by the Human Resources Department (the Plan Administrator) of the Plan Sponsor. The Plan Administrator consults with the board of directors and other key management of the Plan Sponsor when managing the operations and the administration of the Plan.

                  During 2002 and through March 4, 2003, the Plan was managed by the Prudential Insurance Company of America. As of March 4, 2003, the Plan is operated under an agreement which requires that Mass Mutual Retirement Saving (Mass Mutual), custodian and record keeper, holds and distributes the funds of the Plan in accordance with tht text of the Plan and the instructions of the Plan Administrator or its designees.

         (c)      CONTRIBUTIONS

                  Through December 31, 2002, all employees of the Plan Sponsor, except for employees covered by a collective bargaining agreement and nonresident aliens, were eligible to participate in the Plan after they have completed three months of service. During 2002, participants could contribute up to 15% of their compensation. Effective January 1, 2003, employees are eligible to participate in the Plan after completing 90 days of service. In accordance with the Plan, participants may contribute up to 50% of their annual compensation. Contributions are subject to certain limitations as defined in the Plan as well as a maximum of $12,000 and $11,000 for the years ended December 31, 2003 and 2002, respectively under the Internal Revenue Code of 1986. Participants may roll over into the Plan amounts representing distributions from other qualified plans.

                  The Plan Sponsor may make a discretionary matching contribution equal to a discretionary percentage of the participant's pretax contributions. Discretionary matching contributions were $297,665 and $0 for the years ended December 31, 2003 and 2002, respectfully.

         (d)      PARTICIPANT ACCOUNTS

                  Each participant's account is credited with the participant's contributions, allocations of the Plan Sponsor's matching contributions and investment earnings and charged with an allocation of expenses and investment losses. Allocations are based on participant earnings or account balances, as defined.

         (e)      VESTING

                  Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% after two years of credited service and 20% each

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002

                  year thereafter until 100% is reached after six years of credited service. Participants are also fully vested at death, retirement, and upon termination for disability.

         (f)      INVESTMENT OPTIONS

                  The Plan offers various investment options which are managed by several outside investment managers. Upon enrollment in the Plan, participants may direct their contributions, in any of the investment options offered at the time. Participants may change their investment options daily. Participants should refer to the Plan fund description pamphlet for a complete description of the investment options and for the detailed composition of each investment fund.

         (g)      PARTICIPANTS LOANS

                  Participants may borrow from their fund accounts. Loan transactions are treated as a transfer to (from) the investment funds. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Loans are limited to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months or 50% of the participant's vested account balance. Principal and interest are paid ratably through payroll deductions.

                  Participant loans are included in the statements of net assets available for plan benefits at their outstanding balances, which approximate fair value of the notes. The notes are payable through payroll deductions in installments of principal plus interest at rates of 5.00% - 11.50%, with final payments due between January 2003 and December 2008, and are secured by the participants' vested account balances.

         (h)      PAYMENTS OF BENEFITS

                  Upon termination of service, a participant may elect to receive either a single lump sum payment in cash equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed the participant's life expectancy. Benefits are recorded when paid.

         (i)      FORFEITED ACCOUNTS

                  Through December 31, 2002, forfeitures were applied to reduce any employer contribution. Effective January 1, 2003, forfeitures attributable to matching contributions will be applied first to reduce expenses related to the administration of the Plan and then toward any employer contributions. As of December 31, 2003 and 2002 the balance of forfeited accounts totaled $163,784 and $111,769, respectively.

         (j)      PLAN TERMINATION

                  Although they have not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002

         (k)      PLAN MERGERS

                  The board of directors approved a merger of the MFN Financial Corporation Retirement Savings Plan into the Plan. The sponsor of the MFN Financial Corporation Retirement Saving Plan is MFN Financial Corporation, a subsidiary of Consumer Portfolio Services, Inc. Assets of $3,292,882 were transferred into the Plan on February 12, 2003.

(2)      SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF ACCOUNTING

                  The financial statements of the Plan have been prepared on the accrual basis of accounting.

         (b)      INVESTMENTS

                  Publicly traded securities are carried at fair value based on the published market quotations. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

                  Realized gains and losses on investments are based on the market value of the asset at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair value on the day the investments are sold during the year.

         (c)      ADMINISTRATIVE EXPENSES

                  The Plan and the plan sponsor share in plan expenses. Certain direct investment expenses such as loan, withdrawal or distribution processing fees are deducted from participants' accounts.

         (d)      USE OF ESTIMATES

                  The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Accordingly, actual results may differ from those estimates.

         (e)      RISKS AND UNCERTAINTIES

                  The Plan provides for various investments options in money market funds, mutual funds, guaranteed interest accounts and the common stock of Consumer Portfolio Services, Inc. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in value of investment securities, it is at least reasonably possible that changes in the various risk factors could materially affect participants' account balances and the amounts reported in the financial statements.

         (f)      CONCENTRATION

                  Investments in the common stock of Consumer Portfolio Services, Inc. comprise approximately 17% and 25% of the Plan's investments as of December 31, 2003 and 2002, respectively.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002

(3)      INVESTMENTS

         The following presents the fair value of investments that represent 5% or more of the Plan's net assets:

                                                         2003           2002
                                                     -----------    -----------
Investment:
     MM Guaranteed Interest Account                   1,517,379             --
     Main Street (Oppenheimer)                          642,986             --
     MM Aggressive Growth (Sands Cap)                   627,463             --
     MM Blue Chip Growth (Fidelity)                     453,227             --
     MM Fundamental Val (Wellington)                    445,127             --
     MM Indexed Equity                                  807,979             --
     CPS Stock                                        1,337,314        804,440
     Fidelity Advisor Growth Opportunities Fund              --        366,686
     Franklin U.S. Government Securities Fund                --        192,104
     MFS Capital Opportunities Fund                          --        228,019
     MFS Total Return Fund                                   --        176,282
     PIMCO Growth Fund                                       --        236,312
     Prudential Stock Index Fund                             --        443,825
     Prudential Guaranteed Interest Account                  --        344,753
     Other investments individually less than 5%      2,245,497        478,750
                                                     -----------    -----------
                                                     $8,076,972      3,271,171
                                                     ===========    ===========

*Includes both participant and nonparticipant directed investments.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002

         During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by investment type, as follows:

                                    2003             2002
                                ------------     ------------
         Investment:
              Mutual funds      $ 1,222,306         (514,702)
              Common stocks         711,180          280,074
                                ------------     ------------
                                $ 1,933,486         (234,628)
                                ============     ============

(4)      NONPARTICIPANT-DIRECTED INVESTMENT

         Information regarding the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                           2003          2002
                                                       -----------   -----------
         Investment:
              CPS common stock                         $1,337,314       804,440
              Prudential Financial, Inc.
                common stock                                   --        14,473
                                                       -----------   -----------
                                                       $1,337,314       818,913
                                                       ===========   ===========

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                           2003          2002
                                                       -----------   -----------

         Changes in net assets:
              Contributions                            $   95,110       106,286
              Net appreciation                            711,180       280,074
         Benefits paid to participants                    (75,990)      (39,792)
         Transfers to participant-directed
              investments                                      --       (85,381)
                                                       -----------   -----------
                                                       $  730,300       261,187
                                                       ===========   ===========

(5)      DEMUTUALIZATION OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

         On December 18, 2001 The Prudential Insurance Company of America (Prudential Insurance) converted from a mutual life insurance company owned by its policyholders to a stock life insurance company and became an indirect, wholly owned subsidiary of Prudential Financial, Inc. (Prudential Financial). In January 2002, as part of the conversion, the Plan received 456 shares of Prudential Financial's common stock. The shares received by the Plan represent the compensation to which the

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002

         Plan was entitled under Prudential Insurance's demutualization plan, which was approved by the state of New Jersey on October 15, 2001. The fair value of the common stock was recorded as a receivable as of December 31, 2001 and upon receipt of the common stock in 2002 as an investment. The common stock is nonparticipant-directed and was allocated to participant accounts in 2003.

(6)      TAX STATUS

         The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated February 7, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)      SUBSEQUENT EVENT

         Effective January 1, 2004, The Finance Company 401(k) Plan, a plan sponsored by The Finance Company, a subsidiary of Consumer Portfolio Services, Inc. was merged into the Plan.


                                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                          Schedule H, Line 4i  Schedule of Assets (Held at End of Year)
                                                December 31, 2003
                                        Description of investment,
     Identity of issuer,                 including maturity date,
    borrower, lessor, or               rate of interest, collateral,
       similar party                      par, or maturity value                  Cost           Current value
------------------------------      -------------------------------------   ----------------   ----------------
*  Consumer Portfolio
      Services, Inc.                +  Common stock  384,899 shares         $     792,347            1,337,314

   Mass Mutual                         MM Aggressive Journey, 251 units                                 25,864

   Mass Mutual                         MM Conservative Journey, 1,563 units                            189,275

   DLB SmCO Opportunities
      (Babson)                         DLB SmCO Opportunities (Babson), 94 units                        22,633

   Fidelity Investments                Fidelity Dividend Growth Fund, 192 units                          1,868

   Fidelity Investments                Fidelity Fund, 406 units                                          4,111

   Oppenheimer Investments             Oppenheimer Global Fund, 1,186 units                            176,451

   Mass Mutual                         MM Guaranteed Interest Fund                                   1,517,379
   High Yield (Oppenheimer)            Oppenheimer High Yield Fund, 792 units                           90,012

   Mass Mutual                         Holding Account Unallocated                                       3,852
   Int'l New Discovery (MFS)           International New Discovery (MFS), 814 units                    120,873

   Janus Investments                   JCC Balanced (Janus), 3,392 units                               330,530
   Oppenheimer Investments             Oppenheimer Main Street Growth
                                         and Income Growth Fund, 6,917 units                           642,986

   Mid Cap Core Equity (Aim)           Mid Cap Core Equity (Aim), 59 units                               7,452

   Mass Mutual                         MM Aggressive Growth (Sands Cap), 12,622 units                  627,463

   Mass Mutual                         MM Blue Chip Growth (Fidelity), 5,435 units                     453,227

   Mass Mutual                         MM Fundamental Value (Wellington), 4,391 units                  445,127

   Mass Mutual                         MM Growth Equity (MFS), 3,732 units                             298,468

   Mass Mutual                         Mass Mutual Indexed Equity Fund, 9,713 units                    807,979

   Mass Mututal                        MM Inflation-Protected Bond, 305 units                           37,437

   Mass Mutual                         MM OTC 100, 2,883 units                                         107,824

   Mass Mutual                         MM Total Return Bond (PIMCO), 2,886 units                       303,271

   Mass Mutual                         MM Moderate Journey, 2,265 units                                250,547

   Mass Mutual                         MM Ultra Aggressive Journey, 142 units                           13,990

*  Participant loans                   Participant loans: interest rate between
                                         5.00% and 11.50%; maturing between
                                         January 2004 and October 2012                                 261,039
                                                                                                  ----------------
                                                                                               $     8,076,972
                                                                                                  ================
*     Denotes a party in interest.
+     Includes both participant and nonparticipant directed investments.

See accompanying independent auditors report.




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